Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

SEC MAIL PROCESSING RECEIVED JUN 14 2004 WASH, D.C. 155 SECTION

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04030743

June 7, 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Enclosures

(1) May 6, 2004:	Press Release: Hypo Real Estate Scandinavia provides structured financing
(2) May 7, 2004:	Press Release: Hypo Real Estate Capital Corp. closes $175 Million loan
(3) May 7, 2004:	Press Release: Hypo Real Estate Capital Corp., New York, hires Bruce Kimmelman
(4) May 7, 2004:	Press Release: Hypo Real Estate Capital Corp., New York, hires Steven M. Sherwyn
(5) May 10, 2004:	Press Release: Hypo Real Estate Capital Corp. closes $155.5 Million construction loan
(6) May 12, 2004:	Press Release: Hypo Real Estate Group achieves strong growth in earnings in the first quarter
(7) June 4, 2004:	Press Release: Successful first shareholders' meeting of Hypo Real Estate Holding AG
(8) June 4, 2004:	Speech of Mr. Georg Funke, Chairman of the Managing Board of Hypo Real Estate Holding AG at the shareholders' meeting
(9) June 4, 2004:	Speech of Mr. Kurt F. Viermetz, Chairman of the Supervisory Board of Hypo Real Estate Holding AG at the shareholders' meeting

Hypo Real Estate
GROUP

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Press release

Hypo Real Estate Scandinavia provides structured financing to Doughty Hanson for the acquisition of eight retail assets in Finland from Ilmarinen

- **Financing Volume over € 300 million**
- **Largest ever cross-border real estate transaction in Finland**
- **Portfolio totals over 135,000 square metres**

Stockholm, Dublin, Munich, May 6th, 2004 The Scandinavian branch of Hypo Real Estate Bank International provides structured financing to Doughty Hanson & Co Real Estate Fund. Doughty Hanson & Co Real Estate Fund have reached an agreement with Ilmarinen Mutual Pension Insurance Company to acquire a portfolio of eight retail assets in Finland. The total transaction volume amounts to some € 350 million. This transaction constitutes the largest ever cross-border real estate deal in Finland.

Constantin Graf Stolberg, Managing Director of Hypo Real Estate Bank International, Scandinavia, commented: "The acquisition financing of this major retail portfolio is a milestone in Hypo Real Estate Scandinavia's development in the Nordic countries. The Stockholm team is very pleased to conclude this deal with such a well reputed partner."

The portfolio to be bought by Doughty Hanson & Co Real Estate Fund totals over 135,000 square metres, with most of the properties built or substantially refurbished in the last 10 years. It is concentrated in the Helsinki area (over 80% by value), and includes interests in such well-known Helsinki shopping centres as Iso Omena, Kluuvi, Myyrmanni and Megahertsi. It comprises also prime city centre properties in the fast-growing northern city of Oulu (including the Stockmann department store) and several smaller regional assets. Ilmarinen, the seller, is the second largest real estate owner in Finland and this portfolio represents roughly 15 % of its total real estate holdings.

Jonas Grandér, Head of Nordic Operations for Doughty Hanson Real Estate: "We are very pleased to have completed this transaction with Hypo Real Estate Scandinavia and Ilmarinen to establish a presence for our Fund in Finland. We expect to build on this transaction with further acquisitions in the future, and see ourselves as a long-term participant in the Finnish property markets. Our intention is to actively manage the properties to implement a value-added strategy that we have successfully carried out in other markets. We will work closely with the tenants and the municipalities to create attractive shopping environments for the local community."

Note to the editors

Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, in Germany. Headed by Constantin Graf Stolberg, the Stockholm branch is responsible for the bank's operations in Scandinavia. In the 3 years since its inception the team has built a portfolio of around € 1 billion - including the time before the spin-off of Hypo Real Estate Group from HVB.

The Doughty Hanson & Co European Real Estate Fund (the "Fund"), one of the largest European real estate funds of its kind, was established to make equity and equity-related investments in a diversified portfolio of real estate-related assets and real estate operating companies in Europe. The Fund has been investing since 2000 and comprises equity commitments in excess of US$630 million from institutional investors worldwide. Following the Ilmarinen transaction, the Fund will have made investments with a total transaction volume of €1.5 billion in eight countries.

Press contact:
Doris Linder
Telephone +49 (0)89 203007 774
E-mail: doris.linder@hyporealestate.com

Oliver Gruß
Telephone: +49 (0)89 203007 781
E-mail:oliver.gruss@hyporealestate.com
Fax: +49 (0)89 203007 772

For further information:
www.hypointernational.com
www.hyporealestate.com.

Hypo Real Estate
GROUP

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Press release

Hypo Real Estate Capital Corporation closes $175 Million loan to a Macklowe Properties affiliate - Loan provides for the refinancing of the existing debt on 2 Grand Central Tower

New York, Dublin, Munich, May 7th 2004: Hypo Real Estate Capital Corporation ("HRECC"), New York, has provided a $175 million loan to an affiliate of development firm Macklowe Properties. In a deal that took less than four weeks to close, Hypo Real Estate Capital Corporation provided the partnership with a floating rate loan to refinance the existing debt on 2 Grand Central Tower, a 44-story, 637,000-square-foot tower, located half a block from Grand Central Terminal. The two-year loan is pegged to a spread over Libor.

The distinctive office building at 2 Grand Central tower has enjoyed a rapid rerenting program under the supervision of ownership and its agent, Cushman & Wakefield. The building has been successfully repositioned in the marketplace and most of the half-million square feet of offices vacated last September by JP Morgan Chase has been quickly rerented by a Cushman & Wakefield leasing team headed by Mitchell Konsker and Paul Amrich.

Recent lease signings at the building include the executive offices of the U.S. Mission (77,000 sf), Meister & Selig & Fein (20,250 sf), Storch Amini & Munves (15,750 sf), BBR Partners (15,750 sf), KBC Bank (15,000 sf), Wells Fargo Foothill (7,500 sf), and K Street Capital (7,000 sf).

One of the key elements that aided the building's successful repositioning was that ownership anticipated the Chase move-out and completed a major $10 million renovation and refurbishing program in 2001 from plans by architect Moed Armas & Shannon. The modernization included an

Hypo Real Estate

GROUP

Press release

Rule 12g3-2(b) File No.
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Hypo Real Estate Capital Corporation, New York, hires Bruce Kimmelman

New York, Dublin, Munich, May 7th 2004 – Hypo Real Estate Capital Corporation, New York - the US subsidiary of Hypo Real Estate Bank International - has announced today the appointment of Bruce Kimmelman as a Director in the origination group.

In his new position, the 34-year-old Kimmelman will focus on originating construction loans, fixed and floating rate debt and mezzanine loans. He reports directly to Managing Director, Evan F. Denner.

Kimmelman joins Hypo Real Estate Capital Corporation from Merrill Lynch Capital where he was responsible for originating loans. Previously, Kimmelman spent five years at Macklowe Properties as the company's Vice President for Finance and Acquisitions.

"We are very pleased to have Bruce on board," said Denner. "His extensive industry experience and technical expertise will enable us to expand our origination business significantly. I am confident he will play an important role in helping our team achieve our business goals in this area."

###

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, formerly known as HVB Real Estate Capital, is the New York subsidiary of Hypo Real Estate Bank International and the headquarters for all real estate lending activities in the US. Since 1988, the group has established itself as a leading lender in the US commercial real estate market. The firm's businesses include construction lending, fixed and floating rate lending and mezzanine lending throughout the Americas. Hypo Real Estate Capital Corporation continues to be one of the major foreign real estate lenders in the US.

Hypo Real Estate Group
Press depa rtrment

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About Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich alongside two other operational units: Stuttgart-based Württembergische Hypothekenbank AG (WürttHyp) and Munich-based Hypo Real Estate Bank AG Germany. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

For further information, visit our Web sites at:
www.hyporealestate.com
www.hypointernational.com.

Press Contacts:

Hypo Real Estate Group
Oliver Gruß
+49 (0) 89 203007 781
Oliver.Gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Rule 12g3-2(b) File No.
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Hypo Real Estate Capital Corporation, New York, hires Steven M. Sherwyn

New York, Dublin, Munich, May 7th 2004 – Hypo Real Estate Capital Corporation, New York - the US subsidiary of Hypo Real Estate Bank International - has announced today the appointment of Steven M. Sherwyn as a Director in charge of Contract Finance.

In his new position, the 43-year-old Sherwyn will focus on structuring complex transactions. He reports directly to Managing Director, Evan F. Denner.

Sherwyn joins Hypo Real Estate Capital Corporation from The Winter Group where he was their internal legal counsel. Previously, Sherwyn spent three years at SG Cowen where he pioneered the CMBS Group, as well as serving as a director in its Securitization Group. Prior to SG Cowen, Sherwyn worked for Daiwa Securities.

"We are very pleased to have Steve on board," said Denner. "His extensive structuring capabilities coupled with his legal and tax background will enable us to expand our business significantly. I am confident he will play an important role in helping our team achieve our business goals."

###

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, formerly known as HVB Real Estate Capital, is the New York subsidiary of Hypo Real Estate Bank International and the headquarters for all real estate lending activities in the US. Since

Rule 12g3-2(b) File No.
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1988, the group has established itself as a leading lender in the US commercial real estate market. The firm's businesses include construction lending, fixed and floating rate lending and mezzanine lending throughout the Americas. Hypo Real Estate Capital Corporation continues to be one of the major foreign real estate lenders in the US.

About Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich alongside two other operational units: Stuttgart-based Württembergische Hypothekenbank AG (WürttHyp) and Munich-based Hypo Real Estate Bank AG Germany. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

For further information, visit our Web sites at:
www.hyporealestate.com
www.hypointernational.com.

Press Contacts:

Hypo Real Estate Group
Oliver Gruß
+49 (0) 89 203007 781
Oliver.Gruss@hyporealestate.com

Hypo Real Estate
GROUP

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Press release

Hypo Real Estate Capital Corporation closes $155.5 Million construction loan to redevelop the Carillon Hotel, Miami Beach, Florida

New York, Dublin, Munich, May 10th 2004 – Hypo Real Estate Capital Corporation ("HRECC"), New York, has announced that it is the sole lender of a $155.5 million construction loan to South Carillon Joint Venture, L.L.C. (with WSG Development as the sponsor), for a planned 374-unit luxury condo and condo-hotel project. Located at the site of the 16-story landmark Carillon Hotel in Miami Beach, Florida, the project will provide for a full gut renovation of the hotel, which will house 151 condo-hotel units operated by the world renowned Canyon Ranch Spa, as well as 80 condo units. In addition, a new 21-story building will also be constructed containing 143 condo units.

The project comprises 394,000 net sellable square feet and will be named Canyon Ranch Living. A 57,000-square-foot Canyon Ranch Spa Facility, for the exclusive use of the residents, will be integrated into the project. Canyon Ranch has carefully selected the Carillon for only its fifth spa. This project is the first of two planned phases, with the second phase scheduled to commence once the first phase has sold out. WSG Development has invested approximately $13 million in both phases. Lehman Brothers, as the mezzanine lender, has contributed another $66.6 million to both phases. Arquitectonica and Rockwell Group are the lead and interior architects for this project, respectively.

The Canyon Ranch Health Resort concept at Carillon will allow residents to enjoy the luxury of a complete spa lifestyle, as well as two Oceanside restaurants, a full service beauty and wellness salon and a 24-hour full service concierge.

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WSG Development is a national real estate development and investment firm, founded in 1995 by Philip Wolman and Eric Sheppard, specializing in acquisition, development and construction of commercial and residential real estate in 15 states throughout the U.S. WSG and its partners will have completed 42 real estate developments which include residential condominiums, single-family homes, Class A office buildings, warehouse/manufacturing plants and retail shopping centers. In addition to the company's real estate holdings, WSG's partners have other business interests in the US and around the world.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No. 82-34748

Press release

Hypo Real Estate Group achieves strong growth in earnings in the first quarter

- **Net income before taxes: EUR 55 million after three months**
- **Hypo Real Estate International has doubled pre-tax earnings**
- **Unchanged forecast for the whole of 2004**

Munich, May 12th 2004 – Hypo Real Estate Holding AG has achieved considerable growth in earnings in the first quarter of 2004. Net income before taxes at the international financier of commercial real estate amounted to EUR 55 million in the first three months, compared with the pro-rata prior year figure (1/4 of 2003) of EUR 39 million (+41%). Adjusted by the exceptional income item generated in the prior year as a result of buying the WestHyp minority shares ("Lucky Buy"), the improvement in net income before taxes was 83%. Consolidated profit improved to EUR 41 million from the pro-rata prior year figure of EUR 29 million (+41%). Quarterly earnings per share are stated as EUR 0.31 (pro-rata 2003: EUR 0.22 per share).

For the first three months, the group has reported net interest income of EUR 166 million (pro-rata 2003: EUR 168 million). Provisions for losses on loans and advances are stated as EUR 71 million (pro-rata 2003: EUR 63 million). Excluding the risk shelter of HVB AG however, the addition to loan-loss provisions compared with last year was reduced significantly by EUR 74 million to EUR 104 million. General administrative expenses amounted to EUR 72 million (pro-rata 2003: EUR 65 million). This reflected the higher expenses incurred for expanding the bank's international presence and the additional expenses for Hypo Real Estate Holding AG which was established in September 2003 as the parent company of the group. Accordingly, return on equity at the Hypo Real Estate Group (after taxes) amounted to 4.0% (2003: 2.8%). The cost-income ratio amounted to 37.7%

The segment **Württembergische Hypothekenbank (WuerttHyp)** experienced the accustomed sound development in business, and achieved net income before taxes of EUR 16 million in the first quarter (pro-rata 2003: EUR 13 million). Net interest income amounted to EUR 26 million (pro-rata 2003: EUR 27 million). General administrative expenses were unchanged at EUR 8 million). Compared with the pro-rata prior year figure, the addition to provisions for losses on loans and advances declined by EUR 1 million to EUR 5 million. Return on equity after taxes improved to 10.1% (2003: 8.2%).

As expected, the scheduled down-sizing of the domestic loan portfolio had a negative impact on operating revenues in the segment **Hypo Real Estate Germany (HREGe)**. Quarterly net income before taxes in this segment amounted to EUR minus 1 million (pro-rata 2003: EUR minus 3 million). The provisions for losses on loans and advances in the segment comprise a pro-rata figure of EUR 32.5 million from the risk shelter by HVB AG. The bank's loan portfolio declined in line with the strategy and amounted to EUR 89.6 billion on 31 March 2004 compared with EUR 92.9 billion on 31 December 2003.

Outlook for 2004

For the year 2004, on the basis of expanding new business abroad and further rapid progress being made with restructuring the domestic portfolio, the Board of Management of Hypo Real Estate Holding AG still expects net income before taxes to increase to between EUR 205 million and EUR 225 million in conjunction with an improvement in net return on equity to 3.5 to 4%.

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Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group - Income statement by business segment (IFSR) [1]

EUR million	HREI	WuerttHyp	HREGe	Other/ consolidation	HREG
Net interest income					
01.01.-31.03.2004	50	26	91	-1	166
¼ of 2003	34	27	105	2	168
Provisions for losses on loans and advances					
01.01.-31.03.2004	11	5	55	-	71
¼ of 2003	9	6	48	-	63
Net interest income after provisions for losses on loans and advances					
01.01.-31.03.2004	**39**	**21**	**36**	**-1**	**95**
¼ of 2003	**25**	**21**	**57**	**2**	**105**
Net commission income					
01.01.-31.03.2004	32	-4	-4	-	24
¼ of 2003	14	-1	-2	-	11
General administrative expenses					
01.01.-31.03.2004	26	8	33	5	72
¼ of 2003	16	8	38	3	65
Balance of other operating income /expenses					
01.01.-31.03.2004	1	-	-	-	1
¼ of 2003	-	-	6	-1	5
Operating profit/loss					
01.01.-31.03.2004	**46**	**9**	**-1**	**-6**	**48**
¼ of 2003	**23**	**12**	**23**	**-2**	**56**
Net income from investments					
01.01.-31.03.2004	-	7	4	-	11
¼ of 2003	-1	1	-	-	-
Balance of other income/expenses					
01.01.-31.03.2004	-	-	-4	-	-4
¼ of 2003	-	-	-26	9	-17
thereof:					
Restructuring expenses					
01.01.-31.03.2004	-	-	2	-	2
¼ of 2003	-	-	22	-	22
thereof:					
Additions to restructuring provisions					
01.01.-31.03.2004	-	-	1	-	1
¼ of 2003	-	-	8	-	8
Profit/loss from ordinary activities / net income/loss before taxes					
01.01.-31.03.2004	**46**	**16**	**-1**	**-6**	**55**
¼ of 2003	**22**	**13**	**-3**	**7**	**39**
Taxes on income					
01.01.-31.03.2004	13	-	-	1	14
¼ of 2003	8	-	1	1	10
Net income/loss					
01.01.-31.03.2004	**33**	**16**	**-1**	**-7**	**41**
¼ of 2003	**14**	**13**	**-4**	**6**	**29**
Minority interest					
01.01.-31.03.2004					-
¼ of 2003					-
Consolidated profit					
1.1.-31.3.2004					**41**
¼ von 2003					**29**

(1) As Hypo Real Estate Holding AG only came into existence when it was entered in the commercial register on 29 September 2003 and numerous restructuring measures took place in the year 2003, we have used the pro-rata values from the audited consolidated financial statements for the period ending 31 December 2003 as previous year values in this interim report in order to improve comparability.

Hypo Real Estate Group
Key ratios by business segment

%	HREI	WuerttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
01.01.-31.03.2004	31.3	36.4	37.9	37.7
31.12.2003	33.2	29.8	34.9	35.2
Return on equity after taxes (net of armotization of goodwill)				
01.01.-31.03.2004	9.6	10.1	-0.2	4.0
31.12.2003	4.3	8.2	-0.7	2.8
Return on equity after taxes				
01.01.-31.03.2004	9.6	10.1	-0.2	4.0
31.12.2003	4.3	8.2	-0.7	2.8

Hypo Real Estate Group: Balance sheet figures

(EUR million)	31.3.2004	31.12.2003
Total volume of lending	107,381	113,726
Balance sheet total	151,294	152,877

Further information:
The interim report for the period ending 31 March 2004 of the Hypo Real Estate Group can be viewed from approx. 08:30 hours onwards today in the internet at www.hyporealestate.com.

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
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Press release

Successful first shareholders' meeting of Hypo Real Estate Holding AG

Munich, 4.6.2004 – At the first ordinary shareholders' meeting of Hypo Real Estate Holding AG, one of the leading international financiers of commercial real estate, the managing board provided a positive summary for 2003 and fully confirmed profit forecasts for 2004. The company came into being at the end of September 2003 as a result of the spinning-off of the commercial real estate financing activities of the HVB Group.

Georg Funke, Chairman of the Managing Board of Hypo Real Estate Holding AG, had the following to say to the shareholders: "The Hypo Real Estate Group has made a successful start, and the process of spinning-off from HVB has been implemented in record time. The aim is now to keep up this pace and to focus on the markets with the same level of commitment."

Funke confirmed the income forecast for the whole of 2004: "On the basis of expanding new business abroad and further rapid progress being made with restructuring the domestic portfolio, the managing board still expects net income before taxes to increase to between EUR 205 and 225 million in conjunction with an improvement in net return on equity to 3.5 to 4%." In 2003, the group generated pre-tax net income of EUR 156 million and a net return on equity of 2.8%.

Around 2.600 shareholders attended the first shareholders' meeting of Hypo Real Estate Holding AG. 42,72 % of the company's share capital was initially represented. For details of voting concerning the items on the agenda, please refer to the following table.

Hypo Real Estate Group

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Hypo Real Estate Holding AG

A) Votes at the shareholders' meeting 4th of June 2004

Agenda item	no	Yes
2 Adoption of a resolution concerning the appropriation of cumulative earnings	48.035	53.151.387 99.91 %
3 Adoption of a resolution concerning the approval of the actions of the members of the managing board for the financial year 2003	32.277	58.111.419 99.94 %
4 Adoption of a resolution concerning the approval of the actions of the members of the supervisory board for the financial year 2003	32.437	58.111.602 99.94 %
5 Adoption of a resolution concerning cancellation of the existing authorized capital increase, creation of an authorized capital as well as change to the articles of association	5.176.534	52.934.746 91.09 %
6 Authorization to issue bonds with conversion or option rights; creation of conditional capital; change to the articles of association	959.371	57.159.732 98.35 %
7 Adoption of a resolution concerning the compensation of members of the founding supervisory board for the company´s first financial year.	86.075	57.995.943 99.99 %
8 Adoption of a resolution concerning the conversion of preference shares without voting rights into ordinary shares by way of cancelling the preferential treatment and changes to the articles of association resulting from this conversion	20.190.875	18.074.128 47.23 %
9 Separate resolution of the ordinary shareholders concerning the conversion of preference shares without voting rights into ordinary shares by cancelling the preferential treatment and changes to the articles of association resulting from this conversion	20.184.103	13.939.524 40.85 %

Agenda item	No	Yes
10 Adoption of a resolution concerning changes to the articles of association with regard to the supervisory board	307.873	57.697.322 99.47 %
11 Elections to the supervisory board		
Dr. Ferdinand Graf von Ballestrem	23.011	58.021.046 99.96 %
Antoine Jeancourt-Galignani	33.547	58.008.314 99.94 %
Dr. Pieter Korteweg	30.039	58.011.543 99.95 %
Robert Mundheim	30.907	58.006.971 99.95 %
Prof. Dr. Klaus Pohle	20.143	58.019.987 99.97 %
Kurt F. Viermetz	22.856	58.021.091 99.96 %
12 Election of the auditors for the financial year 2004	811.813	57.065.127 98.60 %

B) At the beginning of voting the represented capital stock amounted to 42,72 %

Press contact

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No.
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The Hypo Real Estate Group has made a successfull start and will pick up further speed

Georg Funke
Chairman of the Managing Board
Hypo Real Estate Holding AG

Ordinary shareholders' meeting
Munich, 4 June 2004

The spoken word is applicable!

Dear shareholders, ladies and gentlemen,

Rule 12g3-2(b) File No. 82-34748

also on behalf of my colleagues on the Managing Board, I should like to welcome you to the first ordinary shareholders' meeting of our company. We are particularly pleased to meet you, the shareholders of our company, directly for the first time to present the Hypo Real Estate Group to you and also to explain the results of 2003 as well as our objectives for 2004.

I am certain that many of you have been following the course of our company since the spin-off from the HVB Group in the autumn of last year. However, others might not have been able to devote a lot of time to the Hypo Real Estate Group. Allow me therefore to provide a few brief and fundamental details of our company.

Let us begin with the birth of our company. The Hypo Real Estate Group came into being on 29 September 2003 as a result of the spin-off of the commercial real estate financing business of the HVB Group. The activities were spun off and formed a new company with retroactive effect as of 1 January 2003. On 6 October, the shares of Hypo Real Estate Holding AG were listed for the first time on the stock exchanges in Frankfurt am Main and Vienna. These listings were preceded by a complex separation process which had to be handled under great time pressure. This process meant that complex tasks had to be resolved throughout the entire year. The Managing Board and the Supervisory Board of HVB AG only decided to spin off the commercial real estate activities to form a new group in March 2003. In May, the shareholders' meeting of HVB AG adopted the spin-off with a large majority. Accordingly, we had only around half a year to establish the organizational, legal and personnel conditions necessary to ensure that the new company would be able to make a punctual start to its independent existence and that it also had the planned target structure right from the very beginning and was fully operational on the markets.

We have succeeded in meeting this challenge – and with "we" I mean primarily all employees who with great commitment have ensured that a new group has been established in record time. I should today like to thank you explicitly for this tremendous achievement, also on behalf of my colleagues on the Managing Board and on the Supervisory Board.

It is important to state that we have not only been involved in a wide range of company law transactions and with establishing a functioning infrastructure in the phase of the spin-off. The members of the Managing Board and the Supervisory Board have closely cooperated right from the very beginning and have devoted a great deal of emphasis to defining the business philosophy and corporate culture to be implemented in our company. We have thus not only ensured that Hypo Real Estate Holding has been established on a sound foundation and is fully functional; we have also defined the spirit of our company and also the values – and I deliberately use this word – which are to determine the actions of the persons working for our company.

It is already clear that the Hypo Real Estate Group will be a modern, performance-oriented, international and flexible company.

Ladies and gentlemen,

the Hypo Real Estate Group is one of the leading real estate financiers in Europe with a precisely defined business model. One of the key parameters of our group is its clear and transparent group structure. In addition to Hypo Real Estate Holding, the Hypo Real Estate Group consists of three operating entities Hypo Real Estate International, Württembergische Hypothekenbank and Hypo Real Estate Bank in Germany. Their activities are clearly segregated, and they operate on the market independently of each other. Every segment has its own presence on the capital market and also has its own rating. And every segment – in the same way as the overall group – has sound equity backing.

The three units operate under the umbrella of Hypo Real Estate Holding AG; not as an overdimensioned administration apparatus, but as a lean holding company employing approximately 35 persons, whose tasks comprises strategic management and controlling for the overall group and which acts as the gateway to the capital market for the entire group via its listing in the Prime Standard segment of the Frankfurt stock exchange.

This structure of the Hypo Real Estate Group not only makes sense in operational terms; it is also extremely transparent. It provides yourselves, our shareholders, with a

precise insight into the portfolio structure, business development and capital resources of every unit. Every segment is thus able to take full advantage of its strengths. Weaknesses and failures are also not concealed. We have chosen this structure in order to clearly refute the general allegation of lack of transparency at major companies.

Moreover, the holding structure provides us with maximum strategic and operational flexibility. This means that we are able to respond in a flexible manner to changes on the market and take advantage of market opportunities. This ability to respond is an advantage which is not enjoyed by any other company in our sector in this form.

Let us now consider the three segments in greater detail:

The **Hypo Real Estate International** segment operates from Hypo Real Estate Bank International with registered offices in Dublin and is the centre of competence for international structured finance in our group. This business which the HVB Group commenced in 1989 has been a story of success par excellence. It has been profitable in every single year, and in recent years has generated strong double-digit returns on shareholders' equity.

A remarkable aspect is that, since international operations were commenced in 1989, no significant provisions for losses on loans and advances have been set aside. The investment bank type business model which focuses on large-volume transactions is tried-and-tested and successful. The regional focus covers Europe, the USA and selected markets in Asia, and in particular Japan.

I should like to particularly emphasize three points in relation to this segment:

Firstly: We concentrate on mid-size and large commercial real estate financing for professional customers with top ratings. Our core business does not include private mortgage lending or municipal lending.

Secondly: The range of our products and services goes beyond traditional real estate financing. It comprises traditional lending as well as complex structuring

arrangements. Accordingly, our business model is described much more precisely as "Real Estate Structured Finance" than by the term "real estate financer". Our activities are very similar to those of an investment bank.

<u>Thirdly:</u> We operate a transaction-driven and cash-flow-oriented business model. This means that every transaction has to be independently profitable on the basis of strict risk and profitability criteria. Every transaction is analyzed and decided individually. Major criteria in this respect are the expected payment flows, the attainable margins and the rating, i.e. the shareholders' equity of the particular customer. As we have demonstrated for more than 15 years, this business model functions independently of the economic fluctuations on the real estate markets. This means that we are also able to earn good money even in weak real estate markets.

Württembergische Hypothekenbank (or short WürttHyp) was established in 1867, and has one of the longest traditions of all German mortgage banks. It is clearly differentiated from the remainder of the sector. Unlike most German real estate banks, it has consistently taken advantage of opportunities abroad since the end of the 1980's, and started to restructure its domestic portfolio already in the mid-1990's.

For many years, WürttHyp has been generating its new mortgage business almost exclusively abroad. Its strongest points in this business are comparatively low-risk long-term financing combined with very strict risk management, and the bank also has major expertise with regard to the issuing of Pfandbriefe (mortgage bonds). As an established issuing house, WürttHyp is also particularly important for the overall group in matters of refinancing. In recent years, it has always achieved double-digit returns on equity, and has constantly been improving its cost situation.

Hypo Real Estate International and WürttHyp complement each other in terms of strategic focus. As part of expanding collaboration between the two banks, parts of financing arrangements which are acquired by Hypo International are negotiated to WürttHyp, where they are recorded and refinanced if the lending criteria of WürttHyp or the conditions for refinancing by way of Pfandbriefe are satisfied. This cooperation is beneficial for both banks, and enables the best possible use to be made of the refinancing resources for new business within the group.

Let us now consider **Hypo Real Estate Germany**. Before the spin-off, there were numerous misunderstandings in public regarding the Germany business of our group.

Ladies and gentlemen, permit me at this point to again clarify what was the subject, and what was not the subject, of the spin-off of the Germany segment.

The subject of the spin-off was Westfälische Hypothekenbank and the former HVB Real Estate Bank AG in Germany, which was created in 2001 out of the merger between the three former mortgage banks Bayerische Handelsbank, Südboden and Nürnberger Hypothekenbank. The German real estate business of HVB AG did not form part of the spin-off.

Contrary to many incorrect assumptions, no domestic real estate loans were transferred from the portfolio of HVB AG to the Hypo Real Estate Group during the spin-off procedure which took place last year; this means that the spin-off procedure did not involve any structural sales financing for private investors from the 1980's and 1990's and no project financing from the 1990's. All of these financing arrangements are <u>NOT</u> part of Hypo Real Estate Bank.

Nobody disputes that risks can also occur in the portfolio of a mortgage bank. However, there is a major difference with regard to the extent of the potential default risk. Traditional mortgage bank business has a lower risk content than aggressively financed tax models or developer projects. Such financing arrangements have high value-to-loan ratios, and cannot be taken on by mortgage banks as a result of regulatory restrictions.

Allow me to clearly emphasize a further point. Germany is currently having to contend with a real estate crisis, which is now affecting not only Eastern Germany but also metropolitan areas such as Frankfurt and Munich. All real estate financiers have been significantly affected by this development.

In order to enable us to take advantage of future market opportunities as quickly as possible without any problems, we have decided to adopt a consistent and robust

response to the problems of the Germany portfolio. This means that we are reducing the existing risk potential as quickly as possible, in other words also making full use of existing adjustments, and are constantly increasing the profitability of our portfolio business which is of perfect quality although it generates low margins. This procedure, even if it is painful, is essential to significantly boost our enterprise value.

Ladies and gentlemen,

let us now consider the portfolio quality of Hypo Real Estate Germany. Only around 9% of the real estate financing portfolio of Hypo Real Estate Bank AG had to be classified under the corresponding risk classes 8 to 10 at the end of 2003, so that corresponding provisions for losses on loans and advances or adjustments had to be set aside. International standards tend to specify the risk classes 9 to 10 as non-performing loans – with this definition, non-performing loans represented around 7% of the overall portfolio at the end of 2003. Expressed in different terms: More than 90% of the portfolio comprises loans of excellent to very good quality!

It is true that our domestic business is undergoing a phase of restructuring – however, this is the case mainly because numerous transactions do not fit in with our business model and do not meet our profitability requirements. We will therefore significantly reduce our volume of business in Germany. This restructuring process is making good progress – I shall return to this subject in greater detail.

Ladies and gentlemen,

I should now like to consider the financial year 2003 and the performance which we have achieved so far this year. I believe that we have every reason to state that our company has made a good start. We can be very satisfied with the first financial year of the Hypo Real Estate Group. We have met and in certain cases exceeded our strategic and business objectives.
What were the main highlights of 2003?

<u>Firstly:</u> As I mentioned above, we handled the extremely complex process of spinning off from the HVB Group in record time and kept to the ambitious time scale.

Secondly: With pre-tax income in the group of EUR 156 million and net income of EUR 116 million, we have considerably beaten our targets for the financial year 2003. This is also applicable if the figures are adjusted by the one-time income item from the purchase of minority interests in the former Westfälische Hypothekenbank.

Thirdly: We set a strong pace for the plans to reduce domestic loans as part of restructuring Hypo Real Estate Bank AG, and have also exceeded our objectives.

Fourthly: We aim to expand the regional presence of our business at Hypo Real Estate Group in order to achieve a better spread of risk and to take advantage of business opportunities in local markets. We have made good progress in this respect. A major step in this direction was the acquisition of the commercial real estate financing portfolio in the USA from the HVB Group. The purchase was agreed at the end of November 2003, and the portfolio was transferred at the end of the year. The positive effects of this acquisition are clearly reflected in the figures for the first quarter of 2004.

And fifthly: The shares of Hypo Real Estate Holding – which had been viewed sceptically by the capital market before the spin-off – have achieved a consistently positive performance so far. Since the initial listing on 6 October of last year, the share price has risen continuously. Compared with the first day of trading, when the shares were initially listed at EUR 11.25, up to the end of 2003, the share price rose by 76%. Based on the all-time high of the shares (EUR 25.00), which was recorded in March of this year, the increase is 122%. With this performance, Hypo Real Estate Holding AG has significantly outperformed all major stock indices. It is true that the price of our shares has declined somewhat in recent weeks, but we consider that this is due primarily to profit-taking which had been expected. However, this has not changed anything with regard to our positive fundamental statement.

On 22 March of this year, the shares of Hypo Real Estate Holding AG were included in the MDax. Our company has accordingly joined the club of the 80 most important stocks in Germany. We are very pleased with this development, as index membership improves the market perception of our shares and is without doubt a quality certificate.

And finally, the positive performance of our company on the capital market has also demonstrated that we have succeeded in communicating our business model and the opportunities and perspectives resulting from this business model to our shareholders, new investors and the public. I referred above to various misinterpretations with regard to what we do and also with regard to the make-up of our portfolio. However, the situation has now changed significantly. The market now has a very precise perception of what the Hypo Real Estate Group is, and what it is not.

Despite the fact that the performance of our share price has been positive, it still has to be borne in mind that the current book value of our shares is more than EUR 30.00. The capital market has rewarded our efforts, but the company is still trading below the level of its shareholders' equity.

This aspect alone is sufficient reason for us to continue to convince the capital market of the unique nature of our company and of the potential available to our company. One thing is clear for us: Our company does not exist in isolation; we of course are required to use the shareholders' capital provided to us for profitable business and to generate an attractive return. The need to boost the value of our enterprise enjoys high priority for us.

This is the reason why we do not adhere unflinchingly to concepts which have been defined, and instead review them constantly. A particular feature of the Hypo Real Estate Group is that it is able to respond in a flexible manner, and will indeed respond in such a way whenever it anticipates good business and attractive returns.

A glance at the shareholder structure of the holding and also the strong share turnover of around 670,000 shares per day indicates that Hypo Real Estate Holding AG is a genuinely public company. Münchener Rückversicherung sold its share package with voting rights of around 26% before the first day of trading, and the free float according to the definition of Deutsche Börse is 100% in relation to voting capital. This is applicable although two well-known investors, namely Brandes Investment, San Diego, and Egerton Capital, London, have reported share packages of more than 5%. Because these investors have not agreed a period during which they are required to

hold the shares and as they can accordingly sell their shares at any time, their packages are not considered to be restricted holdings.

Ladies and gentlemen,

I should now like to consider in greater detail the events and figures for the year 2003, but should also like at this point to refer explicitly to the extensive annual report which is now in your possession.

At the business segment Hypo Real Estate International, despite the numerous problems attributable to the spin-off process, we have been able to meet and in certain case exceed our objectives. New business of EUR 4.7 billion was above our expectations; of this figure around EUR 1 billion was attributable to Pfandbrief Bank International (PBI) which is based in Luxembourg. As a result of buying the real estate portfolio of the HVB Group in the USA at the end of 2003, we have taken a major step in the direction of healthy regional diversification of our activities. The regional split of our portfolio indicates that, as of 31 December of last year including new acquisitions from overseas, 37% of commercial real estate financing was attributable to Great Britain, 23% was attributable to the USA and 22% was attributable to France. This is a split with which we can be satisfied.

The headquarters of the segment in Dublin and the branch network in our existing markets in Europe and the USA have now been completely established following the spin-off. I am particularly pleased that we have not lost the services of any key staff on the road to our independent existence. In the course of 2003, we have deliberately expanded our workforce in order to increase our know how and take account of the planned expansion of our activities. We have been able to sign up competent staff particularly in our key markets of Great Britain and the USA.

In 2003, **Hypo Real Estate International** achieved net income before taxes of EUR 87 million. This meant that we have exceeded our budgeted target by around 10% although the process of purchasing the US portfolio was only completed at the end of the year and – contrary to our original plans – we were not able to book any contributions to the net income statement from the USA. This fact also meant that

return on equity after taxes in the segment was diluted to 4.3%. Adjusted by the equity tied up in the US portfolio and also the general allowance, the yield would have been 9.4% and would accordingly have been satisfactory.

A figure of EUR 87 million for net income before taxes accounts for approx. 56% of net income before taxes of the entire group, although the portfolio of the segment at the end of the year accounted for only approx. 15% of the overall portfolio of the Hypo Real Estate Group. This aspect alone demonstrates the profitability and substance of our international activities – and this is achieved in conjunction with a low level of risk. It was again not necessary for any allowances for individual losses on loans and advances be taken to the income statement last year, only EUR 37 million have been added to general allowances for losses on loans and advances at Hypo International.

In 2003, WürttHyp saw the volume of new business expand considerably by 63% to EUR 3.3 billion. Approximately one third of this growth was attributable to the USA, mainly because WürttHyp co-financed the refinancing of the portfolio purchase by Hypo Real Estate International. This is also a good example of the cooperation and synergy between the operating units of our group.

99% of new business was acquired abroad. This consistent international focus of the bank also demonstrates the regional split of the real estate financing portfolio at the end of 2003. Of the total of EUR 11 billion in the portfolio of existing loans, 55% is attributable to abroad. This does not include the refinanced tranche of the US portfolio of Hypo Real Estate International.

WürttHyp again achieved a sound business development in 2003. Net income before taxes amounted to EUR 54 million in conjunction with slightly higher net interest income and constantly low provisions for losses and loans and advances, and was accordingly just lower than the corresponding figure last year.

WürttHyp signed a profit and loss transfer agreement in 2003 with DIA GmbH which has now been merged with the holding company. This reduced the tax burden of the group by EUR 19 million.

Net income amounted to EUR 52 million, and return on equity after taxes amounted to 8.2%.

For the sake of completeness, I should also like to state the following: The resolution of the shareholders' meeting of WürttHyp concerning this profit and loss transfer agreement has been contested by two shareholders of WürttHyp. The lawsuits focus primarily on various allegedly formal errors.

The register court noted the reasons for the lawsuit in December 2003 and nevertheless entered the profit and loss transfer agreement in the commercial register. The bank's executive bodies are convinced that there is no justification for the suits. We request your understanding for the fact that, in line with the generally accepted legal principle of not making any comment concerning ongoing court proceedings, we do not wish to provide any further information concerning this issue.

Ladies and gentlemen,

I should now like to turn my attention to the business segment Hypo Real Estate Germany. I have already spoken of the need for domestic business to be restructured. In specific terms, this involves the following:

- Rapid reduction of the loan portfolio
- Improvement in the margins and income of the portfolio
- Gradual discontinuation of municipal financing
- As well as optimizing of processes and structures for the purpose of reducing costs.

In 2003, we set a fast pace in order to reach these objectives as quickly as possible. I am thinking particularly of the following points in this respect:

- The overall loan portfolio, in other words real estate and state financing, declined by EUR 14.4 billion to EUR 74.4 billion between 31 December 2002 and 31 December 2003. We have accordingly considerably beaten our target of EUR 78 billion. We have thus been able to reduce this business more quickly than originally anticipated. In addition to reducing the portfolio by repaying loans, the portfolio has also been reduced by selling a portfolio of so-called

"performing loans" worth around EUR 600 million. These loans are loans with good risks, which however consisted exclusively of small-volume private financing and which thus did not fit in with our strategy.

- At the same time, we have improved the margin of prolongations, in other words on the occasions when the bank is able to renegotiate the interest at recurring deadlines, from 125 basis points to more than 160 basis points. We consider that this is a success, because the improvement in margins in order to increase the profitability of remaining loans is just as important as reducing the overall portfolios. In order to enable you to make a comparison, please bear in mind that the margin for the German portfolio is 50 basis points. This will not enable us to operate profitably. However, you can see the potential which is available to us if we are able to improve margins.
- The portfolio sale involving EUR 490 million of so-called "non-performing loans" has also been particularly important for the restructuring process. These are loans which are exposed to the risk of default and which have been called in, and in relation to which no further interest and redemption payments are being made. The sale was much admired by real estate specialists, and demonstrated the ability of Hypo Real Estate Germany with regard to carrying out such difficult and complex transactions. The fact that the sale took place without further allocations to allowances for losses on loans and advances being necessary, demonstrates that provisions for losses on loans and advances are reasonable and adequate, even in the weakest parts of the portfolio from the point of view of risk.
- We have also done our homework in the fields of cost savings and efficiency improvement. A major step in this direction was the merger between Westfälische Hypothekenbank and Hypo Real Estate Bank AG which was completed at the beginning of November 2003. The process of implementing a completely new IT system which will thus be uniform for the entire bank will be completed in the course of this summer. The restructuring process was accompanied by a reduction in the workforce. At the end of 2002, WestHyp and Hypo Real Estate Bank together employed 1,053 persons; at the start of 2004, this figure had fallen to 853. We are still on track as far as personnel reduction is concerned.

The net loss of Hypo Real Estate Germany for the year 2003 reflects the far-reaching restructuring of the segment and several special factors. For instance, net interest income increased slightly to EUR 420 million, although this was due only to the receipt of a dividend from the Dutch FGH-Bank which was sold in 2003. On an adjusted basis, net interest income declined, as the current process of reducing the portfolio will necessarily result in lower interest income. It is also necessary to take account of restructuring expenses of EUR 86 million, including costs of severance payments and depreciation on IT and for the additions to the provisions.

The fact that the net loss before taxes was limited to EUR 11 million and that the net loss was limited to EUR 16 million is due to the risk shelter of EUR 590 million for Hypo Real Estate Bank AG which was granted by HVB AG in the course of the spin-off procedure. This is the amount up to which HVB AG absorbs deficits incurred by domestic operations in the years 2003 and 2004. We are frequently confronted with the statement that we were only profitable in 2003 as a result of the risk shelter. This is of course correct. However, it is also correct to state that this risk shelter was part of the capital backing of our company which was an essential requirement on the day of the spin-off. We reviewed and assessed the existing risks, and quantified them accordingly in the negotiations concerning the terms of the spin-off. A more important question is to assess whether, after the final tranche is drawn in 2004, the risks have now been correctly assessed and adequately sheltered. Assuming that the economic climate in Germany does not deteriorate even further, I can now confirm that, from the internal point of view, we have adequately secured all credit risks. The risk shelter is accordingly not to be perceived as a problem; instead, it has to be viewed as an alternative to higher capital backing at our group. Of the risk shelter of EUR 590 million, EUR 460 million have been netted with the provisions for losses on loans and advances in 2003. We are assuming that we will fully utilize the remaining EUR 130 million in the course of the current financial year.

Ladies and gentlemen,

what picture is provided by the results of our three segments in the overall group for the year 2003?

Allow me to state at the very beginning that the financial year has positively exceeded our expectations. The group has reported a profit from ordinary activities, which is equivalent to net income before taxes, of EUR 156 million. Our most recent forecasts had been indicating a figure of around EUR 100 million. Consideration has to be given to numerous positive and negative exceptional factors for the purpose of assessing this figure, and I have already considered some of these factors. However, I again have to mention a one-time profit of EUR 35 million which resulted from the acquisition of minority shares in the former Westfälische Hypothekenbank. We speak in this respect of a so-called "lucky buy".

The net income of the Hypo Real Estate Group amounted to EUR 116 million, and the tax ratio has accordingly been only around 26%. The reduction in the effective tax burden is attributable to the utilization of part of the tax losses at Hypo Real Estate Holding resulting from the spin-off process. A major factor in this respect was the profit and loss transfer agreement signed by DIA GmbH – a company which has now been merged with the holding company - and WürttHyp, which has enabled the existing tax losses to be netted with the profit transfers of the mortgage bank. The Hypo Real Estate Group has achieved a net return on equity of 2.8% in its first financial year.

Ladies and gentlemen,

We consider that the sound capital backing of our group is a key advantage. The core capital amounted to EUR 4.1 billion at 31 December last year, and total equity funds amounted to EUR 6.2 billion. This is equivalent to a comfortable core capital ratio – the so-called tier-1 ratio – of 7.6%, and an equity funds ratio of 11.5%. All three operating entities are also considerably higher than the regulatory minimum values of 4% and 8% respectively.

This level of capital backing provides us with room for manoeuvre and is necessary for securing and improving our ratings issued by the independent rating agencies. These ratings have a direct impact on our refinancing costs, and are thus extremely important. At the same time, we consider that it is desirable to continue to strengthen our capital base, as we intend to increase our scope for action - particularly in the field of international business.

This objective is one of the main reasons why the Managing Board and the Supervisory Board are now proposing that no dividend be paid for the financial year 2003 and that the accumulated profit of EUR 37.4 million stated in the individual financial statements of Hypo Real Estate Holding AG be carried forward to the new account.

I should like to make two comments concerning this point on the agenda.

Firstly: The positive figures for net income for the year 2003 stated in the group and the parent company should not disguise the fact that the first year of operations at the Hypo Real Estate Group has been influenced by numerous exceptional factors which have distorted the development in operating income. Indeed, it would not have been possible for a positive result to have been reported if the risk shelter of EUR 460 million provided by HVB AG had not been used. The fact that a dividend might not be paid for 2003 had only been communicated on the occasion when we went public.

Secondly: Please be assured that the Managing Board will pursue the principle of a stable performance-related dividend policy. We are aware that the dividend payment is an important component of return on investment for our shareholders – and not only the development of the share price. However, the performance of the share in recent months might increase your understanding for our proposal for accumulated profit for 2003 to be carried forward to the new account.

Ladies and gentlemen,

what are the aims which we have set ourselves for the current financial year and the future? In general, it can be stated that we will be able to devote our efforts again to our customers and our markets in 2004. There will be two key value drivers in 2004, namely boosting profitability at Hypo Real Estate International and completing the restructuring process at Hypo Real Estate Bank Germany.

1. At **Hypo Real Estate Bank International,** we intend to further strengthen our selling ability, take even better advantage of our existing markets and transfer our

tried-and-tested business model to new markets – of course whilst strictly retaining our stringent risk and return criteria. In 2004, we will put much more horsepower on the road than was possible last year.

In terms of regional expansion, we are focusing mainly on Asia. In Tokyo and Hong Kong, preparations for the start of our operations in those regions are about to be completed. However, the large economies of central and eastern Europe also provide opportunities and potential which we are carefully considering at present, not least as a result of the EU enlargement.

On the refinancing side, we intend to set new standards in 2004 and expand our range of products. The medium term note programme issued at the start of this year has a volume of EUR 10 billion. It fixes the medium-term framework for issuing bonds. In the first quarter, we were able to place bonds worth around EUR 800 million as part of this programme. This is evidence of the major acceptance enjoyed by the Hypo Real Estate Group on the capital market.

At the start of this year, we created the "Capital Markets" division in order to expand our range of structured capital market products in assets and liabilities. The task of this new division is to structure, manage and hedge risks arising from a wide range of product groups – and not only from our loan book. In this way, we will expand the chain of added value at Hypo Real Estate Bank International, and will also generate commission income which in turn will have a beneficial impact on our equity.

2. **Württembergische Hypothekenbank AG** will continue its tried-and-tested business model this year, and expects to see an increase in new mortgage lending. As has been the case in recent years, the bank's acquisition policy will focus on western European markets. On the refinancing side, we plan to increase the level of cooperation between Württembergische Hypothekenbank and Hypo Real Estate Bank International. WürttHyp will make a stable contribution to earnings.

3. At **Hypo Real Estate Germany,** we shall consistently continue to reduce the portfolio and improve margins in 2004. This will be accompanied by further

streamlining of procedures and processes as well as a further reduction in the number of jobs which was announced last September.

Speed is of vital importance for the restructuring process at Hypo Real Estate Germany . We intend to complete this process as quickly as possible so that we will then be in a position to take on further new business. We are already working on a detailed strategy for the German market for this phase. We can already state that the risk profile of the new business will be consistent with the risk profile of Württembergische Hypothekenbank. Refinancing will thereby be obtained to a large extent via the German Pfandbrief.

It is difficult to predict the precise timescale for reducing problematical or non-strategic business. However, if everything goes to plan, it is possible that we will be able to complete the restructuring process at Hypo Real Estate Germany at the end of 2004 instead of in the course of 2005. We would thus have made considerable progress more quickly than we had dared to hope last year on the occasion of the spin-off.

Dear shareholders,

we are satisfied with the business development seen so far in 2004. The figures for the first quarter, which we published on 12 May, indicate a considerable improvement in our earnings situation in conjunction with a business development which has been overall as planned. Consolidated net income before taxes amounted to EUR 55 million, and was 41% higher than the pro-rata figure for 2003. If the exceptional income item attributable to the purchase of WestHyp minority shares which was registered in the previous year is stripped out of the equation (the above-mentioned "lucky buy"), the improvement in earnings was 83%. Consolidated net income before taxes increased by 41% compared with the pro-rata prior year figure to EUR 41 million.

All three operating units saw earnings improve in the first quarter. The lion's share of this growth is attributable to Hypo Real Estate International, where net income before taxes more than doubled to EUR 46 million. This was attributable primarily to the

positive impact of the initial incorporation of the highly profitable US portfolio which was acquired at the end of 2003.

On the basis of the first quarter, we are able to fully confirm our expectations for the whole of 2004 which we initially announced at the end of March:

- We expect consolidated net income before taxes to increase to a range between EUR 205 and 225 million. This would be growth of at least 30% compared with 2003.
- This is expected to be accompanied by group return on equity after taxes of between 3.5% and 4%. By way of comparison: Return on equity in 2003 amounted to 2.8% (net).
- For Hypo Real Estate International, we expect net income before taxes to improve considerably to between EUR 175 and 185 million.
- For WürttHyp, net income before taxes is expected to remain constant at between EUR 55 and EUR 60 million in 2004.
- Hypo Real Estate Germany is expected to virtually break even including the second tranche of the risk shelter of HVB AG of EUR 130 million.

All in all, this would be a development which is considerably better than the original forecast made at the time of the spin-off of our group, both in terms of timing and quality.

Ladies and gentlemen,

I should now like to consider several items on today's agenda where they are related to matters of strategy and operational business and where they thus need to be commented on by the Managing Board.

Under point 5 on the agenda, the bank's executive bodies propose that the existing authorized capital increase be cancelled and that a new authorized capital increase be created. The existing capital framework which is limited until 13 May 2008 has a volume of EUR 120 million. We propose that this be replaced by a new framework of

up to EUR 201 million. This authorized capital increase can be used for cash and non-cash capital increases on one occasion or in several stages up to 3 June 2009. The subscription right of shareholders can be excluded in the case of capital increases in return for non-cash capital contributions, whereas the subscription right has to be granted in the case of cash contributions. With regard to further details, please refer to the report of the Managing Board, which is printed in the invitation to attend the shareholders' meeting.

Under point 6 on the agenda, the Managing Board and the Supervisory Board request you to provide them with authority to issue bonds with conversion rights or options with regard to shares in Hypo Real Estate Holding AG and to create contingent capital for backing the bonds. This authorization is to be limited until 3 June 2009, in other words for five years. The maximum maturity of the securities is 20 years. The maximum total nominal amount of the bonds is EUR 450 million. The proportionate amount in the share capital of our company for the new shares to be issued is limited to EUR 40.2 million, in other words 10% of the current share capital of Hypo Real Estate Holding AG.

I do not wish at this point to consider the very extensive details of the terms of the bonds, for instance the terms governing the conversion right or conversion obligation or concerning the conversion price or warrant price. I would like to draw your attention to the agenda in which the terms are explained in detail.

Permit me however to explain why we are requesting you to approve the capital measures set out under points 5 and 6 on the agenda.

I have already stated that we now intend to start an offensive in our markets following the successful start which our group has made. This is of course applicable primarily for the international market, where our aim is to take better advantage of existing markets and open up new markets. However, following the restructuring process, this is also applicable for the market in Germany.

The purpose of the capital frameworks is to provide us with the necessary financial and strategic scope for action. In the opinion of the Managing Board, all normal capital procurement instruments must be available to a group of our size. This also includes

the possibility of excluding subscription rights, for instance in order to enable our shares to be used for acquiring companies, parts of companies or other assets by way of non-cash capital increases. The facility for using such options may be extremely interesting for the necessary future development of our group and may thus also be in the interests of every shareholder.

Ladies and gentlemen,

point 8 on the agenda in conjunction with point 9 on the agenda concern the conversion of preference shares without voting rights of Hypo Real Estate Holding AG into ordinary shares with voting rights. This application has been submitted by the Bayerische Landesstiftung, which currently owns all 3.6 million preference shares of our company.

The preference shares of our company are an inheritance from the past, which can be traced back to the merger between the former Bayerische Staatsbank and Vereinsbank in 1970. The preference shares receive a cumulative advance dividend of EUR 0.064 per ordinary share out of the cumulative income as well as an additional dividend equivalent to that payable in relation to the ordinary shares. The Aktiengesetz (German Stock Corporation Law) assumes that the preference dividend and voting rights are of equal value in principle.

However, the capital market tends to have a less positive perception of listed preference shares than ordinary shares of the same company, despite the fact that the preference shares provide a better dividend yield. Because of the frequently lower number of shares available for trading, preference shares are in such cases traded in a smaller market with lower volumes, which means that the category of preference shares is less liquid than the category of ordinary shares. Listed preference shares accordingly usually trade at a discount compared with ordinary shares.

The preference shares of our company, which are all owned by Bayerische Landesstiftung, represent a total of 2.7% of all shares of the company, and are not listed on the stock exchange; this means that it is not possible for a discount for these preference shares to be measured in specific terms.

The preference shares are also less negotiable than ordinary shares, one reason being that they are not listed on a stock exchange. It would be financially advantageous for the preference shareholder, namely Bayerische Landesstiftung, for the preference shares to be converted into ordinary shares in the ratio of 1:1.

For the ordinary shareholders, converting the preference shares into ordinary shares would mean that the preference shareholders would no longer be entitled to preferential treatment with regard to profits, and the entitlement of ordinary shareholders to the profits would accordingly increase. On the other hand, conversion of the preference shares into ordinary shares would result in the voting rights of existing ordinary shareholders being diluted. However, because the preference shares only account for 2.7% of the company's share capital, the dilution effect would be correspondingly limited.

Converting the preference shares into ordinary shares would have the following effects for the company:
If the preference shares were to be abolished and if only one category of shares were to be available, the presence of our company on the capital market would be improved. Converting preference shares into ordinary shares would also increase market capitalization by approx. 2.7%, and would accordingly be fundamentally welcomed from the point of view of the company.

However, the bank's executive bodies have not made a comment concerning the submission of the preference shareholder in the form of a formal resolution proposal; instead, they have decided to have the submission decided without any restriction by you, our shareholders.

Dear shareholders, ladies and gentlemen,

I have now concluded my comments concerning the agenda. To conclude, I should now like again to refer to the most important statements concerning our group.

<u>Firstly:</u> Last year, one of the leading international commercial real estate financiers came into being in the form of the Hypo Real Estate Group. The features of the group

are a tried-and-tested and demonstrably successful business model, a modern and open character as well as commercial professionality and reliability. We are a new type of real estate financier with strong investment bank type features.

Secondly: In its first financial year 2003, the Hypo Real Estate Group has successfully and punctually completed the complex process of spinning-off from the HVB Group and has fully met and in certain cases exceeded its business objectives. At the same time, we have established confidence on the capital market. This is an excellent basis for the future performance of our shareholder value.

Thirdly: The aim is now to maintain the speed which we have set for the future development of the group, and to accelerate in certain cases. We will focus entirely on the market this year, in other words on our existing customers and potential new customers. Our selling ability will have to be strengthened further. There are no grounds for resting on our laurels.

Fourthly: We are making good progress with the group's further development. The business development forecast for 2004 is roughly one year ahead of the original plans issued on the occasion of the spin-off. On this basis, as far as can be seen at present, the group will not have to wait until 2007 before it will be able to earn its capital costs for the first time.

Ladies and gentlemen,

I hope that I have been able to provide you with an overview of what the Hypo Real Estate Group is, what its business model is, what its strategic aims are and where the group is currently to be found in the market.

This company has been characterized by speed and lack of conventionality right from the very beginning. Anybody who follows such principles can of course not exclude setbacks, particularly because we are a young company. Despite all positive news, it should not be forgotten that the Hypo Real Estate Group has only been operating independently on the market for around eight months.

However, the vital factor is that the path which we have chosen is correct. I am convinced of this.

I should like to thank you for your attention.

My colleagues and myself are now looking forward to a joint dialogue with yourselves as well as your questions and comments.

Rule 12g3-2(b) File No.
82-34748

Kurt F. Viermetz
Chairman of the Supervisory Board
Hypo Real Estate Holding AG

Ordinary shareholders' meeting
Munich, 4 June 2004

The spoken word is applicable!

Ladies and gentlemen,

Rule 12g3-2(b) File No.
82-34748

now that I have explained to you the legal and logistical procedure of our shareholders' meeting, I should now like to report on the work of the Supervisory Board before we proceed to the agenda:

I should like at this point to commence with the structure of our Supervisory Board.

The foundation Supervisory Board currently in office has been appointed up to the end of the first ordinary shareholders' meeting which is being held today; it will be replaced by the Supervisory Board which is to be elected today by you, our shareholders. In the special situation whereby our company was spun off from HypoVereinsbank, the foundation Supervisory Board was proposed by the founder of the company, namely HypoVereinsbank AG, in accordance with the German Aktiengesetz (German Stock Corporation Law), and was appointed pursuant the resolution of the shareholders taken in the shareholders' meeting in 2003. As part of the spin-off procedure, it was decided that the foundation Supervisory Board would consist of three members, which is the minimum statutory number. The lean structure of the Supervisory Board was extremely practical for the initial months of the company, and I am still pleased that we were able to engage the services of Dr. Graf von Ballestrem and Dr. Wricke for these important positions. In addition to their specialist qualifications, their former activity in the Supervisory Board of the former HVB Real Estate Bank has meant that they have been able to contribute their extensive knowledge of this bank in our group to the Supervisory Board.

The Managing Board and Supervisory Board now propose to you that the articles of association of our company be changed in such a way that the Supervisory Board will in future consist of six members. We consider that it is extremely important with regard to rapidly defining and monitoring our objectives in the group to share supervisory responsibility between several persons in order to ensure that outstanding personalities and specialist experts in our future Supervisory Board will

be responsible for the increased profile of our group in national and particularly also in international business.

Please allow me to provide you with brief details of all proposed candidates:

Graf von Ballestrem is resident in Munich and is the financial director of MAN AG with its traditional roots in national and international diesel shipping, printing machine and truck business. As mentioned above, he was a member of the Supervisory Board of the former HVB Real Estate Bank AG Munich for a period of two years. In the Supervisory Board of our holding company, Graf von Ballestrem is an important adviser, particularly with regard to complicated tax and leasing matters, and always participates in a constructive and critical manner in deliberations with the Managing Board.

Monsieur Antoine Jeancourt-Galignani is today the chairman of the Supervisory Board of the Group GECINA which is based in Paris. This is a large French real estate group which focuses primarily on renting residential and commercial real estate in leading regions of France. Monsieur Jeancourt-Galignani used to be the chairman of the Managing Board of Banque de Suez and was subsequently the chairman of the Managing Board of the major French insurance group AGF. With Monsieur Jeancourt-Galignani, our Supervisory Board will be extended by a person with specific expert knowledge of the French real estate market.

Dr. Pieter Korteweg is the former president of the Nederlandsche Bank, the central bank of the Netherlands, and also the former chairman of the Supervisory Board of the Dutch supervisory authorities for the pension and insurance industries, and was previously chairman of the former Robeco/Rodamco group. This candidate accordingly also has extensive knowledge of the international real estate business.

Mr. Robert Mundheim is resident in New York, and is a former Senior Executive Vice President and General Counsel of Salomon Smith Barney Holdings Inc. Previously, he was also professor for law and finance at the law school of the University of

Pennsylvania, which he also served in his capacity as Dean. His previous functions also include an activity as General Counsel of the US Treasury Department within the former Carter government. He is considered to be an experienced legal expert in the fields of money and capital markets as well as for matters of corporate governance. At present, he holds numerous mandates in various institutions, and is also Of Counsel at the international legal partnership Shearman & Sterling LLP, New York.

Professor Dr. Klaus Pohle is resident in Berlin. He is a former deputy chairman of the Managing Board and CFO of Schering AG. You also know him today as the president of the Deutscher Standardisierungsrat e.V. As such, he is a recognized expert on international accounting regulations, and in particular the International Financial Reporting Standards IFRS.

With regard to myself, I should like to mention briefly that I laid down my office as deputy chairman of the Supervisory Board of HypoVereinsbank as of 31 December last year in order to avoid potential conflicts, and that I would be very pleased to work with major commitment with you and our new company in our future Supervisory Board. With regard to references concerning my former activities as an international banker who has worked on both sides of the Atlantic for many decades, please refer to the relevant information lists.

As far as the organization of our work is concerned, I can inform you that we will form two committees in future.

The first committee which we intend to establish is the "Committee for Board Nomination and Board Procedures". It will be responsible primarily for the appointment and the terms of employment of the members of the Managing Board and will also be jointly responsible with the Managing Board for ensuring long-term succession arrangements for members of the Managing Board, and will generally be responsible for structuring and shaping collaboration between the Managing Board and Supervisory Board. And finally, it will also be responsible for the traditional task of selecting future members of the Supervisory Board.

Our second Supervisory Board committee will be the Audit Committee which – similar to an audit committee in the Anglo-Saxon world – will deal with matters of accounting and will support the process of exchanging opinions with the appointed auditors.

Both committees will extensively develop and prepare the contents of the issues which are presented to them, and will subsequently submit proposed decisions for a vote in the plenary session. I am convinced that the work of our Supervisory Board can be carried out efficiently and appropriately in this way – with the quarterly frequency of plenary sessions which is normal in Germany and committee meetings held at more frequent intervals. We also comply with the recommendation of the German Corporate Governance Code as a result of setting up these committees and structures.

In accordance with point 4.2.3 of the German Corporate Governance Code, I should now like to inform you of the fundamental principles of the remuneration system for the Managing Board. The annual report contains the details of the remuneration of all members of the Managing Board. I am pleased that the members of the Managing Board, in consultation with the Supervisory Board, have decided that the remuneration of the members of the Managing Board will be disclosed individually and that our company has accordingly complied with a key aspect of Corporate Governance requirements.

Last financial year, the fixed components of basic remuneration totalled EUR 2,104,500 and were complemented by variable components amounting to EUR 3,450,000. Accordingly, the members of the Managing Board received remuneration totalling EUR 5,554,000 for the important year in which our company was founded. I should like to add that the structure of the variable components features a bonus comprising performance-related and profit-related components. The profit-related criteria reflect the results generated by the company as well as the performance of our company's share price.

Ladies and gentlemen, many international investors in this respect frequently express a wish for the variable component of remuneration to be increasingly linked to the share price performance. For well-considered reasons, we have decided at present not to provide remuneration in the form of shares of the company or a stock option scheme. Following lengthy discussions, the Managing Board and Supervisory Board of our company have agreed that such an arrangement was not appropriate during the conditions which obtained in the initial days of the company. However, when greater financial continuity has been established, we will in future increasingly link the bonus to the price performance of our company's shares.

With regard to the first financial year of our company which has now been completed, I am also very pleased that the significant success achieved by the company has in all respects been better than the original forecasts both in terms of documented business results and in terms of the share price performance.

And finally, I should again like to consider the significance of Corporate Governance for our company. On 3 December of last year, the Managing Board and Supervisory Board issued the Compliance Statement as specified in section 161 Aktiengesetz (German Stock Corporation Law) and published this statement subsequently on our company's web site. The very limited number of variances with regard to the recommendations of the German Corporate Governance Code demonstrates that our group perceives itself to be committed to transparent management and corporate governance. In this context, our international shareholders can also assume that our principles of corporate management are consistent with the international standards of good and responsible corporate governance.

I should now like to consider one specific variance which relates to the remuneration of the Supervisory Board. In point 5.4.5, the German Corporate Governance Code recommends not only that the remuneration of each individual member of the Supervisory Board be stated; it also recommends that information be provided concerning the way in which the remuneration is made up of fixed and variable, profit-related components. Our Supervisory Board has come to the conclusion that

fixed remuneration is much more appropriate than profit-related remuneration for encouraging independent monitoring activity and for ensuring sustainable profitability of the company. In our opinion, advisory and monitoring functions should not be influenced by monetary aspects for the individual members of the Supervisory Board.

This is also the reason why we recommend that the existing arrangements be continued for the remuneration, and we have accordingly redefined only the remuneration for the position of the deputy chairman of the Supervisory Board, as this function has previously not existed in our committee.

Ladies and gentlemen, our Hypo Real Estate Group commenced operations as a new independent group on the market of international real estate financiers in the autumn of last year under the short and sharp message "The future can begin". Today is the first time that you have the opportunity of presenting your view of the situation and putting questions to the company's executive bodies. The Supervisory Board and Managing Board are looking forward to providing you with answers. In addition to all matters of detail, we wish to assure you that we intend to take this company forward to the future with confidence and major commitment for your benefit and for the benefit of all members of staff.